Exhibit 99.1 Notice to ASX/LSE Rio Tinto adds a strategy and development role to the executive committee 1 July 2020 Rio Tinto has added a new role to its executive committee as it considers the next phase of its transformation to reinforce the company’s commitment to strategy, technology and climate change in a new era. Peter Toth will become Group executive, Strategy and Development with a focus on leading Rio Tinto’s transformation efforts around portfolio, climate change, and closure, working in partnership with the product group and commercial teams. He will also assume responsibility for Rio Tinto Exploration and Ventures. Stephen McIntosh, Group executive of Growth & Innovation and Health, Safety & Environment (HSE) has decided to retire after more than 30 years with Rio Tinto, leaving the company on 30 September. Stephen joined Rio Tinto as an exploration geophysicist in 1987 and led the exploration team from 2011 to 2016, joining the executive committee in 2016. During his time with the company, Stephen built strong exploration, project and technology capabilities. With Stephen’s departure, Mark Davies will assume the role of Group executive, Safety, Technical and Projects, with a focus on maintaining the company’s longstanding commitment to safety, health and environment, while further building on the company’s efforts in technology and project delivery to support operational excellence in the years ahead. Both Peter and Mark will join the Rio Tinto executive committee on 1 October, reporting to chief executive, J-S Jacques. Peter, a dual Hungarian and Australian citizen, joined Rio Tinto in 2014 as global head of Strategy. In 2015, he became head of Corporate Development with responsibility for corporate strategy (including climate strategy) and business development. With over 25 years’ experience working in the resources industry around the world, he was the chief executive of ASX listed OM Holdings, an integrated manganese and silicon company, between 2008 and 2014. Prior to this he spent fourteen years with BHP Billiton in a range of roles, including the head of marketing for carbon steel materials. He is based in London. Mark, an Australian citizen, brings extensive international experience gained over 25 years with Rio Tinto in Australia, the US, the UK and Singapore. He joined the company in 1995 as a senior mechanical engineer and has worked in various operational and functional leadership roles during this time. These include chief commercial officer and interim CEO for the Iron and Titanium business unit, head of Group Risk and most recently, vice president, Global Procurement. Mark will move to Brisbane. Rio Tinto chief executive J-S Jacques said, “We remain committed to strong performance, disciplined capital allocation and a focus on value over volume as we transform our business to make the most of future opportunities in an increasingly complex world. With Peter and Mark joining the executive team we will enhance our focus in areas that will be absolutely vital for Rio Tinto’s future performance and success – strategy, technology and climate change. I welcome them both to our team. “As we welcome our new team members we also say goodbye to Steve, who has significantly contributed to our company over many decades. We are very grateful for his support and leadership in areas from exploration to innovation. We thank him for his commitment and I wish Steve and his family all the very best for the future.” Page 1 of 3

Notes to editors Stephen McIntosh Stephen will leave the company on 30 September 2020 and take long service leave until his retirement date on 31 December 2020. Leaving arrangements for Stephen McIntosh are governed by the Group's remuneration policy and will be finalised at the date of his retirement and will be disclosed in the Annual Report. Peter Toth and Mark Davies Peter Toth and Mark Davies will be issued standard Rio Tinto executive contracts, which includes a 12-month company notice period. They will receive a remuneration package that is in line with the Group’s remuneration policy, which is published on the company website. The 2020 Annual Report will contain details of the remuneration terms described above. Page 2 of 3

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This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

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